FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): August 14, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

On August 14, 2018, Denbury Resources Inc. (the "Company") issued a press release announcing the pricing and upsizing to $450 million of its previously announced private offering (the "Offering") of $400 million aggregate principal amount of Senior Secured Second Lien Notes due 2024 (the "New Second Lien Notes"). The New Second Lien Notes will bear interest at a per annum rate of 7.5% and were sold at an issue price of 100%. The Offering is expected to close on August 21, 2018. A copy of the press release is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated August 14, 2018.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: August 15, 2018   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated August 14, 2018.

DENBURY ANNOUNCES PRICING AND UPSIZING OF
$450 MILLION OFFERING OF
NEW 7.5% SENIOR SECURED SECOND LIEN NOTES DUE 2024

PLANO, TX – August 14, 2018 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced the pricing and upsizing to $450 million of its previously announced private offering (the "Offering") of $400 million aggregate principal amount of Senior Secured Second Lien Notes due 2024 (the "New Second Lien Notes"). The New Second Lien Notes will bear interest at a per annum rate of 7.5% and were sold at an issue price of 100%. The Offering is expected to close on August 21, 2018.

The covenants and priority of the New Second Lien Notes, along with the collateral securing the New Second Lien Notes, will be substantially similar to those of the Company's existing second lien notes, and the New Second Lien Notes will become the Company's general senior secured obligations, secured by second-priority liens on all the assets that secure the Company's senior secured bank credit facility. The Company expects to use the net proceeds from the Offering to repay all of its outstanding borrowings under its senior secured bank credit facility, which were $410 million as of July 31, 2018, and to use the remaining proceeds to pay related fees and expenses and for general corporate purposes.

The New Second Lien Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state or other securities laws, and the New Second Lien Notes will be issued pursuant to an exemption therefrom, and may not be offered or sold within the United States, or to or for the account or benefit of any U.S. Person, absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements that involve risks and uncertainties that are based on assumptions that management believes are reasonable based on currently available information.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

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DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383